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                                                                     Exhibit 5.1

                [LETTERHEAD OF COVINGTON & BURLING APPEARS HERE]

                                                                   April 5, 2000

USA Networks, Inc.
152 W 57th Street
New York, NY 10019

Ladies and Gentlemen:

         In connection with the registration under the Securities Act of 1933, as amended (the "Act"), of 3,756,642 shares of common stock, par value $.01 per share (the "Shares"), of USA Networks, Inc., a Delaware corporation (the "Company"), issuable upon the exercise of stock options granted or to be granted pursuant to the Precision Response Corporation Amended and Restated 1996 Incentive Stock Plan and the Amended and Restated Non-employee Director Stock Option Plan of Precision Response Corporation (the "Plans"), we have reviewed such corporate records, certificates and other documents, and such questions of law, as we have deemed necessary or appropriate for the purposes of this opinion.

         Based upon the foregoing, we are of the opinion that the Shares have been duly authorized and reserved for issuance pursuant to the Plans, and when the Shares have been duly issued upon the exercise of stock options pursuant to the Plans, and assuming compliance with the Act, the Shares will be duly and validly issued, fully paid and nonassessable.

         We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

                                                         Very truly yours

                                                         /s/ Covington & Burling